Filed Pursuant To Rule 433

Registration No. 333-275079

February 5, 2024

X/Twitter:

Live Address: https://twitter.com/Sonnenshein/status/1754487928418369599

X/Twitter Thread:

1.
As we look ahead, I think it’s never been more important for the #crypto and ETF communities alike to advocate for the development of a robust listed options market for spot #bitcoin ETFs. Although $GBTC has been in the public market since 2015, it was never accompanied by listed options, as they aren’t a feature of the OTC Market. For info & disclosures, visit: http://etfs.grayscale.com/gbtc
2.
. @NYSE and other national exchanges have recently filed Forms 19b-4 to amend the listing standards to permit listed options on commodity-based ETFs, including spot bitcoin ETFs like $GBTC. https://nyse.com/publicdocs/nyse/markets/nyse-arca/rule-filings/filings/2024/SR-NYSEArca-2024-06_Re-file.pdf
3.
The first bitcoin futures ETFs began trading in the US on October 19, 2021. It was only *ONE* day later that listed options were made available. Like bitcoin futures ETFs, these kinds of products are able to rely on rules that allow them go automatically effective.
4.
In contrast, options on spot bitcoin ETFs cannot benefit from automatic effectiveness, and must instead go through a potentially lengthy review akin to the 19b-4 process for spot bitcoin ETFs themselves. https://fortune.com/crypto/2024/02/02/spot-bitcoin-etf-options-trading-sec-cftc-occ/
5.
Options are good for investors, whether retail or institutional, and contribute to a robust and healthy market. Options support price discovery, and can help investors better navigate market conditions or achieve desired outcomes, such as generating income.
6.
The same way bitcoin futures ETFs and spot bitcoin ETFs should (and now are) treated the same, so too should listed options on these products.
7.
On behalf of our investors and this industry, @Grayscale will continue to advocate for spot bitcoin ETFs and the crypto asset class to be treated fairly. We look forward to the SEC’s decision on listed options for spot #bitcoin ETFs.

Want Bitcoin exposure right in your brokerage account? Get it with symbol GBTC. Grayscale Bitcoin Trust. The world's largest Bitcoin fund. GBTC: Bitcoin investing begins here.

Grayscale Bitcoin Trust (GBTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by emailing info@grayscale.com or by contacting Grayscale Securities, LLC, 290 Harbor Drive, Stamford, CT 06902.

Grayscale Investments, LLC is a digital currency asset manager. An investment in the Grayscale Bitcoin Trust (“GBTC”) is a speculative investment that involves a high degree of risk, including a partial or total loss of invested funds. This is not an offer to sell or the solicitation of an offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal, nor shall there be any sale of any security in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction. GBTC is not suitable for any investor that cannot afford loss of the entire investment. The shares of GBTC are intended to reflect the price of the digital asset(s) held by GBTC (based on digital asset(s) per share), less GBTC’s expenses and other liabilities. To date, GBTC has not met its investment objective and the Shares of GBTC quoted on OTC Markets have not reflected the value of digital assets held by GBTC, less such GBTC’s expenses and other liabilities, but instead has traded at both premiums and discounts to such value, which at times have been substantial. Go to our website Grayscale.com, the OTC Markets website or SEC’s website for each GBTC’s annual report, which includes investment objectives, risks, fees and expenses. Read these materials carefully before investing. GBTC is distributed by Grayscale Securities, LLC. (Member FINRA/SIPC).

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101. Foreside Fund Services, LLC is the Marketing Agent for the Trust.